

May 22, 2013

Via E-mail
Ronald L. Dissinger
Senior Vice President and Chief Financial Officer
Kellogg Company
One Kellogg Square
Battle Creek, MI 49016

      Re: Kellogg Company
             Form 10-K for Fiscal Year Ended
             December 29, 2012
             Filed February 26, 2013
             File No. 001-04171

Dear Mr. Dissinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Reconciliation of Certain Non-GAAP Financial Measures, page 17

1.   We note that you compare actual asset returns to expected returns in qualitative terms in footnote (b) to the reconciliation of certain non-GAAP financial measures. Please expand this disclosure to quantify the differences between actual and expected returns. In addition, please disclose the amount of pension expense that is included in the non-GAAP measures "underlying operating profit" and "underlying net income attributable to Kellogg Company".

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 – Pension Benefits, page 50

2.   We note that you sponsor a number of U.S. and foreign pension plans. However, it does not appear that you have provided separate disclosure for your U.S. and foreign pension plans. Please tell us how you considered the guidance per FASB ASC 715-20-50-4.

3.   We note the disclosure per page 53 of your filing regarding the current weighted-average target asset allocation reflected by the investment strategy for your major defined benefit plans. Please tell us whether this disclosure provides the target allocation percentages for plan assets or the actual allocation of plan assets by class. Refer to FASB ASC 715-20-50-1d.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief